Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 23, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on December 16, 2025, as the first tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
16/03/2026	16,000	287.4656	4,599,449.60	15,007	333.1659	4,999,820.66	4,356,003.36	31,007	288.8204	8,955,452.96
17/03/2026	13,000	292.2332	3,799,031.60	—	—	—	—	13,000	292.2332	3,799,031.60
18/03/2026	15,500	290.8617	4,508,356.35	8,086	333.8920	2,699,850.71	2,347,696.27	23,586	290.6831	6,856,052.62
19/03/2026	17,000	280.8110	4,773,787.00	12,674	315.5808	3,999,671.06	3,481,304.78	29,674	278.1928	8,255,091.78
20/03/2026	17,000	275.0545	4,675,926.50	—	—	—	—	17,000	275.0545	4,675,926.50
Total	78,500	284.7968	22,356,551.05	35,767	327.0988	11,699,342.43	10,185,004.41	114,267	284.7852	32,541,555.46

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till March 20, 2026, the total invested consideration has been:
•Euro 152,977,963.50 for No. 514,493 common shares purchased on the EXM
•USD 39,497,800.07 (Euro 34,147,111.20*) for No. 115,248 common shares purchased on the NYSE.

As of March 20, 2026 the Company held in treasury No. 17,274,347 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.91% of the total issued common shares. Including the special voting shares, the Company held in treasury 9.31% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until March 20, 2026, the Company has purchased a total of 629,741 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 187,125,074.70.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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